Eurasia Energy Limited

294 Heywood House

Anguilla, British West Indies

Telephone:  +44 (0)7881 814431

EURASIA ENERGY SIGNS PARTICIPATION AGREEMENT WITH ARAWAK ENERGY AND COMMONWEALTH OIL & GAS COMPANY

Anguilla, British West Indies, February 17, 2010

Eurasia Energy Limited (“Eurasia”) (OTC-BB : EUENF) announces that it has entered into a participation agreement with Arawak Energy Limited (“Arawak”), Arawak’s wholly owned subsidiary, Commonwealth Oil & Gas Company Limited (“Commonwealth”) and Nicholas W. Baxter (“Baxter”) dated February 10, 2010 (the “Participation Agreement”).

The Participation Agreement seeks to bring final resolution to the litigation proceedings among Eurasia, Baxter, Arawak and Commonwealth which have been ongoing since 2006.  The Participation Agreement also seeks to establish the terms upon which the parties will co-operate with each other to identify and seek to obtain a direct or indirect interest in an upstream oil and gas project in the Republic of Azerbaijan.

As an initial step under the Participation Agreement, Eurasia will give Commonwealth confidential access to all data which Eurasia possesses in respect of the Alyat-Deniz project (the “Project”)(described below under “Background Information”).  Within 90 days of being provided with the Project data, Commonwealth is to advise Eurasia whether it wishes to participate in the Project.  In the event that Commonwealth elects to participate, it will become entitled to receive a 51% interest in the Project and will reimburse Eurasia for 51% of Eurasia’s agreed third party costs incurred to date in connection with the Project.

Immediately upon the representatives of Commonwealth being given access to the Project data, Arawak, Commonwealth, Eurasia and Baxter shall execute and deliver mutual releases and counsel for Commonwealth will file a Joint Minute in the Scottish Court of Session to dispose of the litigation among Arawak, Commonwealth, Eurasia and Baxter.

The Participation Agreement also provides that Eurasia and Baxter shall offer Commonwealth the opportunity to take up a 51% interest in any other upstream oil and gas projects in the Republic of Azerbaijan which either Baxter or Eurasia identify for a period of two years from the date of the Participation Agreement.  Commonwealth has agreed to provide Eurasia with a limited cost carry on Eurasia’s 49% interest in the Alyat-Deniz project.  Commonwealth will carry Eurasia’s costs until the earlier of the 90th day following the date on which a legally binding participating interest in a production sharing agreement is secured or 21 months from the date Commonwealth elects to participate in the Project.  Eurasia’s carried costs are to be repaid from its share of any future net cash flow.

In the event that Commonwealth elects to participate in the Project, Eurasia and Commonwealth will jointly seek to renew negotiations with the State Oil Company of the Azerbaijan Republic (“SOCAR”) for a reinstatement of the memorandum of understanding (the “MOU”) which Eurasia originally signed with SOCAR for the Alyat-Deniz project on December 7, 2005.  The MOU expired without further extension on December 6, 2006.

Background Information

The Alyat-Deniz Project

The Project area block (the “Block”) includes the producing Alyat-Deniz oil and gas field and a string of seven prospective exploration structures (Hamamdag-Deniz, Garasu, Sangi-Mugan, Ulfat, Aran-Deniz, Dashly and Sabayil) trending in a south-easterly direction from the coast to seventy kilometers offshore.  Water depths are predominantly up to twenty meters and reach a maximum of fifty meters at the far end of the Block.  The Aylat-Deniz field was discovered in 1983 and until mid-2006 had produced approximately 12.5 million barrels of oil and 1 billion cubic meters of gas.  Until recently, SOCAR estimated production to be approximately 750 barrels of oil and 100,000 cubic meters of gas per day from 14 wells, and remaining recoverable reserves from the Aylat-Deniz field of 15 million barrels of oil and 1 billion cubic meters of gas.

About Arawak Energy Limited

Arawak’s common shares were formerly traded on the Toronto Stock Exchange and the main market of the London Stock Exchange under the symbol “AAK”.  In April, 2009, Arawak was acquired in a takeover bid by Rosco, S.A., a subsidiary of the Vitol Group of Companies.  Arawak became a wholly owned subsidiary of the Vitol Group of Companies and its shares were delisted from trading on the London and Toronto Stock Exchanges.  Arawak holds energy licenses or production sharing agreements in Russia, Kazakhstan and Azerbaijan.  In the first fiscal quarter of 2009, production on Arawak properties reached approximately 14,300 boepd.  For further information regarding Vitol see www.vitol.com.

BY ORDER OF THE BOARD

/s/Gerald R. Tuskey

Gerald R. Tuskey, Director

Forward-Looking Statements: This news release may include certain forward-looking statements including, but not limited to, projections of revenue, income or loss and capital expenditures, statements regarding future operations, financing needs, plans relating to products or services of the company, assessments of materiality, predictions of future events and the effects of pending and possible litigation, as well as assumptions relating to the foregoing. In addition, when used in this discussion, the words “anticipates'', “believes'', “estimates'', “expects'', “intends'', “plans'', “should'', and variations thereof and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including but not limited to the company's ability to manage rapid growth as a result of internal expansion and strategic acquisitions, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, the regulatory environment, fluctuations in operating results and other risks.

``Safe Harbor'' statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.